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SE 12060404 OMMISSION 9

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ANNUAL AUDITED REPORT FORM X-17a-5 PART III

SEC FILE NUMBER
8-34084

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M&I Financial Advisors, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 East Kilbourn Avenue, Suite 200
(No. and street)

Milwaukee	**Wisconsin**	**53202**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Crain, Jr., Senior Vice President **(414) 765-8195**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive	**Chicago**	**IL**	**60601**
(Address)	(City)	(State)	(Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 9 2012
03 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KJ 4/14

OATH OR AFFIRMATION

I, William J. Crain Jr., swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of M&I Financial Advisors, Inc. as of December 31, 2011 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Name William J. Crain Jr.
Title Senior Vice President



Notary Public


NOTARY PUBLIC
DEBORAH A.
SANDERS
STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [X] (l) An Oath or Affirmation
- [X] (m) A Copy of the SIPC Supplemental Report (Filed Separately)
- [ ] (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [X] (o) Independent Auditor's Supplemental Report on Internal Control

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



M&I FINANCIAL ADVISORS, INC.

(A Wholly Owned Subsidiary of BMO Financial Corporation)

(SEC I.D. 8-34084)

Financial Statements and Supplemental Schedules

December 31, 2011

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm

The Board of Directors
M&I Financial Advisors, Inc.:

We have audited the accompanying statement of financial condition of M&I Financial Advisors, Inc. (the Company) as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M&I Financial Advisors, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in schedules G and H and required by Rule 17a-5 under the Securities Exchange Act of 1934 are presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
February 28, 2012

M&I FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corporation)
(SEC I.D. 8-34084)

Statement of Financial Condition

December 31, 2011

Assets

Cash and cash equivalents	$	10,005,504
Securities owned, at fair value		11,800,785
Receivable for investment securities sold		2,178,277
Other receivables		2,095,402
Prepaid expenses		554,057
Capitalized internal use software		443,098
Receivable from clearing broker-dealer		428,090
Equipment		114,197
Deferred tax asset, net		375,364
Goodwill		114,944
Total	$	28,109,718

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	2,794,302
Accounts payable to affiliates		481,043
Accounts payable for securities purchased		857,071
Notes payable with an affiliate		5,184,490
Total liabilities		9,316,906
Stockholder's equity:		
Common stock, $1 par value; issued and outstanding, 2,500 shares		2,500
Additional paid-in capital		7,785,886
Retained earnings		11,004,426
Total stockholder's equity		18,792,812
Total	$	28,109,718

See accompanying notes to financial statements.

M&I FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corporation)
(SEC I.D. 8-34084)

Statement of Income

Year ended December 31, 2011

Revenues:		
Sale of investment company shares	$	13,306,711
Managed money fee income		13,075,797
Annuity commissions		6,596,118
Insurance commissions		2,500,805
Securities commissions		1,742,954
Intercompany service fees		573,423
Net trading gains		563,896
Interest		138,934
Other		1,145,747
Total revenue		39,644,385
Expenses:		
Employee compensation and benefits		22,387,918
Referral charges		6,307,426
Intercompany service charges		2,220,600
Occupancy and equipment		728,903
Clearance fees		511,780
Communications		198,111
Restructuring charges		323,617
Other		4,441,087
Total expenses		37,119,442
Income before income tax expense		2,524,943
Income tax expense		1,654,704
Net income	$	870,239

See accompanying notes to financial statements.

M&I FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corporation)
(SEC I.D. 8-34084)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2011

		Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance – December 31, 2010	$	2,500	7,667,669	(95,696)	10,134,187	17,708,660
Net income		—	—	—	870,239	870,239
Share-based compensation		—	118,217	—	—	118,217
Realized gain on funded status of defined benefit postretirement plan		—	—	95,696	—	95,696
Balance – December 31, 2011	$	2,500	7,785,886	—	11,004,426	18,792,812

See accompanying notes to financial statements.

M&I FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corporation)
(SEC I.D. 8-34084)

Statement of Cash Flows

Year ended December 31, 2011

Cash flows from operating activities:		
Net income	$	870,239
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		404,065
Deferred taxes		1,393,985
Share-based compensation expense		118,217
Realized gain on funded status of accumulated postretirement benefit obligation		95,696
Changes in assets and liabilities:		
Securities owned		(4,818,642)
Receivable for investment securities sold		3,028,405
Other receivables and other assets		(40,555)
Accounts payable for securities purchased		857,071
Other accounts payable and accrued expenses		(1,612,456)
Net cash provided by operating activities		296,025
Cash flows from investing activities:		
Additions to capitalized internal use software		(152,741)
Purchase of equipment		(73,028)
Net cash used in investing activities		(225,769)
Cash flows from financing activity:		
Net increase in notes payable with affiliates		287,906
Net cash provided by financing activity		287,906
Net increase in cash and cash equivalents		358,162
Cash and cash equivalents:		
Beginning of year		9,647,343
End of year	$	10,005,505
Supplemental disclosure of cash flows information:		
Interest paid during the year	$	45,076
Income taxes paid during the year		600,021

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

M&I Financial Advisors, Inc. (the Corporation) is a wholly owned subsidiary of BMO Financial Corporation (BFC), a wholly owned subsidiary of Bank of Montreal (BMO). The Corporation is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulation Authority (FINRA). On December 17, 2010, BMO announced its intention to acquire Marshall & Ilsley Corporation (M&I), prior parent of the Corporation. On July 5, 2011, BMO completed the acquisition of M&I through BFC. At the closing of the transaction, the Corporation became a wholly owned subsidiary of BMO Financial Corp. During 2012, the Corporation anticipates receiving regulatory approval to merge with BMO Harris Financial Advisors, Inc., an affiliated wholly owned subsidiary of BFC.

The Corporation is in the business of providing brokerage services for retail customers, primarily investment advisory and financial planning services, to the Parent's customers through BMO Harris Bank N.A. (the Bank) branch locations. The Corporation offers and sells mutual funds and variable annuities to its customers, which are cleared on both a direct and fully disclosed basis. The Corporation acts as an introducing brokerage firm in the offer and sale of equity and debt securities, which are cleared on a fully disclosed basis. The Corporation also offers and sells life and long-term care insurance products to its customers.

(b) Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash equivalents include investments in money market mutual funds. As of December 31, 2011, $9,792,480 of the total cash and cash equivalents balance was invested in the Federated Money Market Mutual Fund, which represents a concentration of credit risk. As of December 31, 2011, $213,024 was invested in BMO affiliated demand deposit accounts.

(d) Securities Transactions

The Corporation buys and sells as agent for its customers on a fully disclosed basis. Securities transactions and the related commission revenues are recorded on a settlement-date basis, which is not materially different from a trade-date basis. Securities owned by the Corporation are carried at fair value and the resulting realized and unrealized gains and losses are included in trading gains on the statement of income.

(Continued)

(e) ***Fair Value Measurement***

The Corporation has adopted the Fair Value Measurements and Disclosures topic of the FASB Accounting Standards Codification (the Codification). The guidance clarifies the definition of fair value for financial reporting purposes, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurement. The three levels of the fair value hierarchy under the guidance are described below:

Level 1 – Quoted prices in active markets for identical securities

Level 2 – Other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Significant unobservable inputs (including the Corporation's own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

As of December 31, 2011, the Corporation's securities owned measured at fair value consisted of the following:

		Level 1	Level 2	Level 3
Money market mutual fund	$	9,792,480	—	—
Municipal securities		—	450,000	—
U.S. Treasury securities		—	5,041,990	—
Taxable corporate bonds		—	6,308,795	—
Total	$	9,792,480	11,800,785	—

When available, the Corporation uses quoted market prices to determine the fair value of trading investment securities. For the Corporation's investments in U.S. Treasury securities, government agencies, mortgaged-backed securities, and obligations of states and political subdivisions where quoted prices are not available for identical securities in an active market, the Corporation determines fair value utilizing vendors who apply matrix pricing for similar bonds where no price is observable or may compile prices from various sources. These models are primarily industry-standard models that consider various assumptions, including time value, yield curve, volatility factors, prepayment speeds, default rates, loss severity, current market, and contractual prices for the underlying financial instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. Fair value from these models is verified, where possible, to quoted prices for recent trading activity of assets with similar characteristics to the security being valued.

(Continued)

(f) Equipment

Equipment is recorded at cost and depreciated on the straight-line method over periods ranging from three to ten years. Maintenance and repairs are charged to expense as incurred. Depreciation expense for equipment was $80,391 in 2011, and accumulated depreciation at December 31, 2011 was $518,000.

(g) Capitalized Internal Use Software

The Corporation capitalizes costs for software that will be used solely for its operations following the criteria of Accounting Standards Codification 350-40-15, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Accordingly, the costs of this internal use software are capitalized beginning at the software application development phase. Capitalized internal use software costs are amortized using the straight-line method over a 60-month period. Amortization expense for the capitalized internal software was $323,674 in 2011, and accumulated amortization at December 31, 2011 was $1,891,941.

(h) Goodwill

Goodwill is not amortized but is evaluated at least annually for impairment or more frequently should events occur that would indicate impairment has occurred. The Corporation has concluded that there continues to be no impairment with respect to goodwill. As of December 31, 2011, the goodwill balance was $114,944.

(i) Income Taxes

The Corporation is included in the consolidated income tax returns of M&I through July 5, 2011 and of BFC after July 5, 2011, which files its income tax returns in the U.S. and various state jurisdictions. M&I and BFC charges or credits the Corporation for its share of its consolidated income tax liability attributable to the Corporation's taxable income or loss as if the Corporation filed a separate income tax return. Deferred income taxes are accounted for using the "asset and liability" method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax bases of existing assets and liabilities are expected to be realized.

The Corporation had adopted the Income Tax topic of the Codification concerning uncertainty in income taxes. This guidance addresses the accounting for uncertainty in income taxes and establishes for all entities a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction). The Corporation recognizes tax benefits only if it is more likely than not that a tax position (including the Corporation's assertion that its income is exempt from tax) will be sustained upon examination. The Corporation had no material uncertain tax positions and has not recorded a liability for unrecognized tax benefits as of December 31, 2011.

(Continued)

(j) ***Share-Based Compensation***

Corporation employees participated in the executive stock option and restricted stock plans of M&I, which provided for the grant of nonqualified and incentive stock options and rights to purchase restricted shares to key employees and directors. The plan was terminated as of the date of acquisition by BMO. The amounts presented herein are the allocated costs related to options held by Corporation employees and reflect the unvested portion of the awards as of the date of the acquisition by BMO.

(2) Transactions with Related Parties

The Corporation has management and services agreements that govern certain related-party arrangements with BMO affiliates, whereby the Corporation receives revenue from commissions on sales of mutual fund and trust assets and other fees charged to BMO affiliates for ancillary services. In addition, the Corporation pays a referral commission to BMO affiliates on products sold through the affiliates on behalf of the Corporation. Also, BMO and BMO affiliates charge the Corporation for occupancy and other ancillary services. In 2011, the Corporation recorded the following transactions with BMO and BMO affiliates. These transactions may not be reflective of those that would have been incurred between unrelated parties.

	Revenue (expense)
Managed money fee income	$ 13,075,797
Sale of investment company shares	374,237
Securities commissions	258,169
Intercompany service fees:	
Nonbank service fees	453,423
Mutual fund distribution management fee income	120,000
Salaries and benefits	(14,769)
Referral charges	(6,315,403)
Occupancy and equipment	(461,631)
Intercompany service charges:	
Management services fees	(1,474,824)
Bank service charges	(745,776)
Other expense:	
Share-based compensation	(118,217)
Interest expense on notes payable	(52,231)

Related to the Corporation's participation in the executive stock option and restricted stock plans of M&I, the Corporation was allocated its share of share-based compensation expense, which was $118,217 in 2011.

The Corporation leases office space from a BMO affiliate and paid $461,631 in 2011, related to the lease. The lease is a 12-month lease with annual renewal options.

(Continued)

The Corporation maintains an annually renewable $25 million line of credit with a BMO affiliate for the purpose of supporting the securities trading activities. The outstanding balance is classified on the statement of financial condition as notes payable with an affiliate and was $5,184,490 as of December 31, 2011. During 2011, the Corporation paid $52,231 in interest on the note.

(3) Net Capital and Other Requirements

As a registered broker-dealer, the Corporation is subject to the requirements of Rule 15c3-1 (the net capital rule) of the SEC, which requires aggregate indebtedness to net capital, as defined, not to exceed 15.0 to 1.0. As of December 31, 2011, the Corporation's ratio of aggregate indebtedness to net capital was 0.25 to 1.0, and net capital, as defined, was $13,221,769, which was in excess of the required net capital of $250,000.

The Corporation is exempt from the requirements of Rule 15c3-3 of the SEC, the customer protection rule, under subparagraph (k)(2)(ii).

(4) Income Taxes

The Corporation is included in the consolidated income tax returns of M&I through July 5, 2011 and of BFC after July 5, 2011, which files its income tax returns in the U.S. and various state jurisdictions. With limited exceptions, the Corporation is no longer subject to examinations by federal taxing authorities for taxable years before 2009 and state taxing authorities for taxable years before 2007.

The Corporation does not anticipate that within 12 months of December 31, 2011, the total amount of unrecognized tax benefits will significantly increase or decrease due to any separate tax position.

The Corporation recognizes accrued interest related to unrecognized tax benefits and penalties as income tax expense.

As of December 31, 2011, there were no unrecognized tax benefits.

The current and deferred portions of the provision for income taxes for the year ended December 31, 2011 are as follows:

Current:		
Federal	$	879,005
State		107,626
		986,631
Deferred:		
Federal		621,986
State		46,087
		668,073
Total provision for taxes	$	1,654,704

The difference between the Corporation's effective income tax rate and the statutory federal income tax rate of 35% is attributable primarily to state income taxes, net of federal benefit.

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and liabilities as of December 31, 2011 are as follows:

Deferred tax assets:		
Deferred compensation	$	286,463
Stock option compensation		44,081
Pension		122,122
Other		84,874
Total deferred tax assets		537,540
Deferred tax liabilities:		
Capitalized software		162,176
Total deferred tax liabilities		162,176
Net deferred tax assets	$	375,364

The Corporation has not provided a valuation allowance related to the deferred tax assets as of December 31, 2011, as it is more likely than not that the benefits will be realized in future years.

(5) Employee Retirement and Health Plans

M&I had a defined contribution plan that consisted of a retirement component and an incentive savings component in which the Corporation was a participant and that covered substantially all of the Corporation's employees. The retirement component provided for a guaranteed contribution to eligible participants equal to 2% of compensation. At M&I's option, an additional profit sharing amount may also be contributed to the retirement component and may vary from year to year up to a maximum of 6% of eligible compensation. Under the incentive savings component, employee contributions up to a maximum of 6% of eligible compensation were matched up to 50% by M&I based on M&I's return on equity as defined by the plan. Total expense of the Corporation relating to these plans was $592,168 in 2011.

Prior to the acquisition by BMO, the Corporation was a member of the M&I health benefit plan. The 2011 net periodic postretirement benefit expense was $14,292, representing the Corporation's portion of the overall M&I consolidated 2011 postretirement expense. The plan was fully funded prior to acquisition resulting in an accumulated postretirement benefit obligation gain of $95,696.

Upon the acquisition by BMO, the Corporation started to participate in various noncontributory pension plans sponsored by BFC. Most of the employees participating in retirement plans are included in one primary plan (the Plan). The Plan's benefit formula is an account-based formula that is based upon eligible pay, age, and length of service. The policy for the Plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the minimum funding requirements under the Employee

Retirement Income Securities Act of 1974 (ERISA), without regard to prior years' contributions in excess of the minimum. The total pension benefit of the Corporation for the year ended December 31, 2011 was $321,166.

The Corporation was also a participating entity in the postretirement medical plan sponsored by the BFC (the Medical Plan) during 2011, which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The Medical Plan is self-insured. Participating entities contribute to the cost of coverage based on employees' length of service. Cost sharing with plan participants is accomplished through deductibles, coinsurance, and out-of-pocket limits. Funding for the Medical Plan largely comes from the general assets of the participating entities supplemented by contributions to a trust fund created under Internal Revenue Code Section 401(h). Effective December 31, 2007, the Medical Plan was changed to reflect expanded coverage available through Medicare and supplemental plans for retirees age 65 and older. Post-65 benefits for new hires and employees under age 35 were eliminated and corporate contributions for post-65 benefits for certain employees were reduced. The total postretirement medical expense for the Company was $6,197 for the year ended December 31, 2011.

(6) Commitments and Contingencies

The Corporation has provided a guarantee to its clearing broker. Under the agreement, the Corporation has agreed to indemnify the clearing broker for customers introduced by the Corporation that are unable to satisfy the terms of their contracts. The Corporation's liability under these arrangements is not quantifiable. However, management believes the potential for the Corporation to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the statement of financial condition for these contingent liabilities.

As a broker-dealer, the Corporation is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional, and individual investors. A portion of the Corporation's transactions are on a principal basis and are subject to the risk of counterparty nonperformance. The Corporation's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Corporation. The Corporation's liability under these arrangements is not quantifiable. However, the potential for the Corporation to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

The Corporation believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.

(7) Subsequent Events

In preparing these financial statements, the Corporation has evaluated events and transactions for potential recognition or disclosure resulting from subsequent events through February 28, 2012, the date the financial statements were issued.

SUPPLEMENTAL SCHEDULES

Schedule G

M&I FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corporation)
(SEC I.D. 8-34084)

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1

Year ended December 31, 2011

Total stockholder's equity	$	18,792,812
Nonallowable assets:		
Trailer fees receivable		(822,419)
Receivables from affiliates		(1,208,897)
Equipment – net		(114,197)
Deferred tax asset		(375,364)
Capitalized internal use software		(443,098)
Other nonallowable assets		(1,717,833)
Net capital before securities haircuts		14,111,004
Haircuts on securities		889,235
Net capital	$	13,221,769
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	218,356
Minimum dollar net capital requirement	$	250,000
Net capital requirement	$	250,000
Excess net capital	$	12,971,769
Excess net capital at 1000%		12,894,235
Total aggregate indebtedness		3,275,345
Percentage of aggregate indebtedness to net capital		25

The amount of net capital in this schedule G is in agreement in all material respects with the unaudited amended Focus Report, Part IIA FORM X-17A-5, filed by the Corporation on February 27, 2012.

See accompanying independent auditors' report.

Schedule H

M&I FINANCIAL ADVISORS, INC.
(A Wholly Owned Subsidiary of BMO Financial Corporation)
(SEC I.D. 8-34084)

Exemptive

Provision under Rule 15c3-3

December 31, 2011

The Corporation is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission under the provision of subparagraph (k)(2)(ii). Customer transactions are cleared through Pershing LLC, a wholly owned subsidiary of the Bank of New York Company, Inc.



KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Rule 17a-5

The Board of Directors
M&I Financial Advisors, Inc.:

In planning and performing our audit of the financial statements of M&I Financial Advisors, Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2012